UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)

GDS Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

36165L108

(CUSIP Number)

Chan Jen Keet

c/o Singapore Technologies Telemedia Pte Ltd

1 Temasek Avenue #33-01

Millenia Tower

Singapore 039192

Telephone: (65) 6723 8633

Facsimile: (65) 6720 7220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36165L108	Page 1 of 5

1	Names of Reporting Persons Singapore Technologies Telemedia Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 493,288,484(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 493,288,484(1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person 493,288,484(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 34.6%(2)(3)
14	Type of Reporting Person CO

(1)	Includes 16,000,000 Class A Shares (as defined herein) issuable upon conversion of the 0.25% Convertible Senior Notes due 2029.
(2)

Based on 1,411,610,031 Class A Shares outstanding, comprising 1,468,842,655 Class A Shares outstanding as of March 15, 2023, less 57,232,624 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s (as defined herein) share incentive plans, as set forth in the Issuer’s annual report on Form 20-F (“Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on April 4, 2023.

(3)

43,590,336 Class B Ordinary Shares (“Class B Shares”) were disclosed as outstanding as of June 30, 2023 as set forth in the Issuer’s current report on Form 6-K furnished to the Commission on August 22, 2023 (“Form 6-K”). On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of December 11, 2023 represented approximately 21.5% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of December 11, 2023 represented approximately 33.5% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis.

CUSIP No. 36165L108	Page 2 of 5

1	Names of Reporting Persons STT Communications Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC, AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 493,288,484(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 493,288,484(1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person 493,288,484(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 34.6%(2)(3)
14	Type of Reporting Person CO

(1)	Includes 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029.
(2)

Based on 1,411,610,031 Class A Shares outstanding, comprising 1,468,842,655 Class A Shares outstanding as of March 15, 2023, less 57,232,624 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans, as set forth in the Issuer’s Form 20-F filed with the Commission on April 4, 2023.

(3)

43,590,336 Class B Shares were disclosed as outstanding as of June 30, 2023 as set forth in the Issuer’s Form 6-K furnished to the Commission on August 22, 2023. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of December 11, 2023 represented approximately 21.5% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of December 11, 2023 represented approximately 33.5% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis.

CUSIP No. 36165L108	Page 3 of 5

1	Names of Reporting Persons STT GDC Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC, AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 493,288,484(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 493,288,484(1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person 493,288,484(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 34.6%(2)(3)
14	Type of Reporting Person CO

(1)	Includes 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029.
(2)

Based on 1,411,610,031 Class A Shares outstanding, comprising 1,468,842,655 Class A Shares outstanding as of March 15, 2023, less 57,232,624 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans, as set forth in the Issuer’s Form 20-F filed with the Commission on April 4, 2023.

(3)

43,590,336 Class B Shares were disclosed as outstanding as of June 30, 2023 as set forth in the Issuer’s Form 6-K furnished to the Commission on August 22, 2023. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of December 11, 2023 represented approximately 21.5% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of December 11, 2023 represented approximately 33.5% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis.

CUSIP No. 36165L108	Page 4 of 5

Explanatory Note

This Amendment No. 13 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Commission on June 5, 2017 and amended on June 19, 2017, October 23, 2017, November 16, 2017, February 1, 2018, June 18, 2018, July 5, 2018, March 19, 2019, December 10, 2019, June 24, 2020, August 4, 2020, October 27, 2020 and February 22, 2022 (the “Statement”) relating to the Class A Ordinary Shares, par value $0.00005 per share (the “Class A Shares”), of GDS Holdings Limited, a Cayman Islands company (the “Issuer”), with its principal executive offices located at F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, People’s Republic of China.

This Amendment No. 13 to Schedule 13D is being filed solely to reflect certain changes to the lists of directors and executive officers of the Reporting Persons set forth in Schedule A of the Statement.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended and supplemented by replacing the current Schedule A with Schedule A attached hereto, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Not applicable.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

(a)-(b) STT, through its ownership of STTC and STT GDC, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 493,288,484 Class A Shares, including 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029, or approximately 34.6% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of December 11, 2023.

STTC, through its ownership of STT GDC, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 493,288,484 Class A Shares, including 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029, or approximately 34.6% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as December 11, 2023.

STT GDC directly owns 493,288,484 Class A Shares (directly or in the form of ADSs), including 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029, or approximately 34.6% of the outstanding Class A Shares, and has shared power over the voting and disposition of such Class A Shares, as of December 11, 2023.

CUSIP No. 36165L108	Page 5 of 5

The foregoing percentage of beneficial ownership of the Reporting Persons is calculated by dividing (i) the 493,288,484 Class A Shares deemed to be beneficially owned by each of the Reporting Persons by (ii) 1,411,610,031 Class A Shares outstanding, comprising 1,468,842,655 Class A Shares outstanding as of March 15, 2023, less 57,232,624 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans, as set forth in the Issuer’s Form 20-F filed with the Commission on April 4, 2023, plus 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029.

43,590,336 Class B Shares were disclosed as outstanding as of June 30, 2023 as set forth in the Issuer’s Form 6-K furnished to the Commission on August 22, 2023. On that basis, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of December 11, 2023 represented approximately 21.5% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:20 basis described herein and approximately 33.5% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:1 basis described herein.

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer’s outstanding Class A Shares (directly or indirectly in the form of ADSs) as of December 11, 2023, based on 1,411,610,031 Class A Shares outstanding, comprising 1,468,842,655 Class A Shares outstanding as of March 15, 2023, less 57,232,624 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans, as set forth in the Issuer’s Form 20-F filed with the Commission on April 4, 2023.

(c)      There have been no transactions by the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer of any of the Reporting Persons in the Class A Shares of the Issuer (directly or in the form of ADSs) during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
99.1	Joint Filing Agreement, dated June 5, 2017, among STT, STTC and STT GDC (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the Commission on June 5, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 12, 2023

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT COMMUNICATIONS LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT GDC PTE. LTD.

By:	/s/ Bruno Lopez
Name: Bruno Lopez
Title: Director

SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the directors and executive officers of STT:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Teo Ek Tor 16 Collyer Quay #10-00 Income at Raffles Singapore 049318 (Chairman and Director, STT)	Corporate Director	Singaporean

Sio Tat Hiang 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STT)	Corporate Director	Singaporean

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	President & Group CEO, STT and STTC	Australian

Bruno Lopez 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STT)	Deputy CEO, STT and STTC & President & Group CEO, STT GDC	Singaporean

Ravi Lambah 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, STT)	Corporate Director	Maltese

Lim Ming Seong 202 Bedok South Avenue 1 #01-21 Singapore 469332 (Director, STT)	Corporate Director	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship

Liu Chee Ming 21/F LHT Tower 31 Queen’s Road Central Hong Kong (Director, STT)	Group Managing Director, Platinum Securities Company Limited	Singaporean

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT)	President, Telemedia Policy Corporation	American

Vicente S. Perez, Jr. 24 Raffles Place #27-01 Singapore 048621 (Director, STT)	Corporate Director	Filipino

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — International, STT)	Senior Executive Vice President — International, STT and STTC	American

Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STT)	Chief of Organisation Development & Senior Executive Vice President, STT and STTC	Singaporean

Johnny Ong Seng Huat 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Senior Executive Vice President, STT)	Chief Financial Officer & Senior Executive Vice President, STT and STTC	Singaporean

The following is a list of the directors and executive officers of STTC:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Teo Ek Tor 16 Collyer Quay #10-00 Income at Raffles Singapore 049318 (Chairman and Director, STTC)	Corporate Director	Singaporean

Peter Seah Lim Huat 12 Marina Boulevard Marina Bay Financial Centre Tower 3 Level 45 Singapore 018982 (Deputy Chairman and Director, STTC)	Corporate Director	Singaporean

Sio Tat Hiang 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Deputy Chairman and Director, STTC)	Corporate Director	Singaporean

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STTC)	President & Group CEO, STT and STTC	Australian

Bruno Lopez 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STTC)	Deputy CEO, STT and STTC & President & Group CEO, STT GDC	Singaporean

Ravi Lambah 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, STTC)	Corporate Director	Maltese

Name, Business Address and Position	Present Principal Occupation	Citizenship

Lim Ming Seong 202 Bedok South Avenue 1 #01-21 Singapore 469332 (Director, STTC)	Corporate Director	Singaporean

Liu Chee Ming 21/F LHT Tower 31 Queen’s Road Central Hong Kong (Director, STTC)	Group Managing Director, Platinum Securities Company Limited	Singaporean

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STTC)	President, Telemedia Policy Corporation	American

Vicente S. Perez, Jr. 24 Raffles Place #27-01 Singapore 048621 (Director, STTC)	Corporate Director	Filipino

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — International, STTC)	Senior Executive Vice President — International, STT and STTC	American

Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STTC)	Chief of Organisation Development & Senior Executive Vice President, STT and STTC	Singaporean

Johnny Ong Seng Huat 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Senior Executive Vice President, STTC)	Chief Financial Officer & Senior Executive Vice President, STT and STTC	Singaporean

The following is a list of the directors and executive officers of STT GDC:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Teo Ek Tor 16 Collyer Quay #10-00 Income at Raffles Singapore 049318 (Director, STT GDC)	Corporate Director	Singaporean

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT GDC)	President & Group CEO, STT and STTC	Australian

Bruno Lopez 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STT GDC)	Deputy CEO, STT and STTC & President & Group CEO, STT GDC	Singaporean

Jonathan Allen King 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Group Chief Strategy & Investment Officer, STT GDC)	Group Chief Strategy & Investment Officer, STT GDC	Australian

Lim Yueh Hua Nelson 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Group Chief Financial Officer, STT GDC)	Group Chief Financial Officer, STT GDC	Singaporean

Daniel Thomas Pointon 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Group Chief Technology Officer, STT GDC)	Group Chief Technology Officer, STT GDC	Australian

Thomas Ee Chong Gay 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Group Chief Operating Officer, STT GDC)	Group Chief Operating Officer, STT GDC	Singaporean